Will H. Cai

+852 3758 1210

wcai@cooley.com

March 23, 2023

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Technology
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Ms. Melissa Walsh, Senior Staff Accountant Mr. Stephen Krikorian, Accounting Branch Chief Mr. Kyle Wiley, Staff Attorney Mr. Larry Spirgel, Office Chief

Re:	Bitdeer Technologies Group Responses to Staff’s Comments on Amendment No. 1 to Registration Statement on Form F-4 Filed March 17, 2023 File No. 333-270345

Ladies and Gentlemen:

On behalf of our client, Bitdeer Technologies Group (the “Company”), we are responding to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter dated March 22, 2023 relating to the above referenced Amendment No. 1 to Registration Statement on Form F-4. Concurrently with the submission of this letter, the Company is publicly filing its Amendment No. 2 to the registration statement on Form F-4 (the “Amendment No. 2”) and certain exhibits via EDGAR.

The Staff’s comment is repeated thereafter in bold and is followed by the Company’s response. Page reference in the text of this response letter corresponds to the page number of the Amendment No. 2. Capitalized terms used but not defined herein are used herein as defined in the Amendment No. 2.

Amendment No. 1 to Registration Statement on Form F-4

The Business Combination Proposal

Selected Unaudited Financial and Other Information of Bitdeer, page 144

1.	Please revise the disclosure in this section to remove any implication that investors should not rely on the information presented. If you choose to disclose preliminary results, you should be able to assert that the actual results are not expected to differ materially from that reflected in the preliminary results.

In response to the Staff’s comment, the Company has revised the disclosure on pages 23, 48 and 143 of the Amendment No. 2.

*          *          *

Will H. Ca

i +852 3758 1210

wcai@cooley.com

If you have any questions regarding the response letter, please contact the undersigned by phone at +852-3758-1210 or via e-mail at wcai@cooley.com.

Very truly yours,

/s/ Will H. Cai

Will H. Cai

cc:	Linghui Kong, Chief Executive Officer, Bitdeer Technologies Holding Company
Naphat Sirimongkolkasem, Chief Financial Officer, Blue Safari Acquisition Corp.
Nicholas H.R. Dumont, Esq., Cooley LLP
Reid S. Hooper, Esq., Cooley LLP
Danielle Bian, Partner, MaloneBailey, LLP
David Grossman, Partner, Marcum LLP
Derek Dostal, Esq., Partner, Davis Polk & Wardwell LLP
Howard Zhang, Esq., Partner, Davis Polk & Wardwell LLP